AVGOLD LIMITED
56 Main Street, Johannesburg, 2001
PO Box 62379, Marshalltown, 2107, South Africa
Telephone: (011) 634 9111 Telefax: (011) 634 0038

Registered Mail

27 December 2002

File number 82-4482
Rule 12g3-2(b)

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-2
Washington DC 20549
United States of America

03003042

SUPPL

03 JAN -9 PM 10:32

Attention: Mr Elliot Staffin

Dear Sir

Avgold Limited
Amendment to the Articles of Association

I enclose a copy of the amended Articles of Association for your records.

PROCESSED
JAN 22 2003
THOMSON
FINANCIAL

Yours faithfully
For Avgold Limited

Mrs F Amod
For Company Secretary

dlw 1/14

Letters/SEC-Amended Articles of Ass

Republiek van Suid-Afrika
Maatskappywet 1973
(Artikel 64)

Republic of South Africa
Companies Act 1973
(Section 64)

Vorm/Form CM 1

Registrasienommer van Maatskappy/Registration No. of Company

90 07025/06

Sertifikaat van Inlywing

van 'n Maatskappy met 'n aandelekapitaal

Certificate of Incorporation

of a Company having a share capital

Hierby word gesertifiseer dat/This is to certify that

TARGET EXPLORATION COMPANY LIMITED

vandag ingelyf is kragtens die Maatskappywet, 1973 (Wet 61 van 1973), en dat die Maatskappy 'n maatskappy is met 'n aandelekapitaal.

was this day incorporated under the Companies Act, 1973 (Act 61 of 1973), and that the Company is a company having a share capital.

Geteken en geseël te Pretoria op hede die/Signed and sealed at Pretoria this

23rd. dag van/day of November Eenduisend Negehonderd/

One Thousand Nine Hundred and Ninety.

Registrateur van Maatskappye/Registrar of Companies

Seël van die Registrasiekantoor vir Maatskappye.
Seal of Companies Registration Office.
Hierdie sertifikaat is nie geldig nie, tensy geseël deur die seël van die Regist...

Republic of South Africa
Companies Act, 1973, Section 44(1)(b)

Republiek van Suid-Afrika
Maatskappywet, 1973, Artikel 44(1)(b)

Form/Vorm CM9

Registration No. of company/Registrasienommer van maatskappy

90/07025/06

Certificate of change of name of company

Sertifikaat van verandering van naam van maatskappy

This is to certify that/Hierby word gesertifiseer dat

TARGET EXPLORATION COMPANY LIMITED

has changed its name by SPECIAL RESOLUTION and is now called
sy naam verander het by SPESIALE BESLUIT en nou genoem word

AVGOLD LIMITED

and that the new name has this day been entered in the Register of Companies.
en dat die nuwe naam op hierdie dag in die Register van Maatskappye aangeteken is.

Signed and sealed at Pretoria, this/Geteken en geseël te Pretoria op hede die 13

day of/dag van November

One Thousand Nine Hundred and/Eenduisend Negehonderd Ninety Six

[signature]

Registrar of Companies/Registrateur van Maatskappye

Seal of Companies Registration Office
Seël van Registrateur van Maatskappye

2

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 2

Memorandum of association

of a company having a share capital

[Section 54 (1); regulation 17 (1) and 17 (2)]

Registration No. of company
90 07025/06

Paste revenue receipt here or affix revenue stamps here or impress revenue franking machine impression here

REPUBLIEK VAN SUID-AFRIKA 700.00 FFR41 REPUBLIC OF SOUTH AFRICA

REPUBLIEK VAN SUID-AFRIKA 900.00 FFR41 REPUBLIC OF SOUTH AFRICA

REVENUE 22.11.90 INKOMSTE

REVENUE 22.11.90 INKOMSTE

REGISTRATEUR VAN MAATSKAPPYE
PRIVAATSAK/PRIVATE BAG X429
22 -11-1990
PRETORIA 0001
REGISTRAR OF COMPANIES

1. Name

(a) The name of the Company is

TARGET EXPLORATION COMPANY LIMITED

(b) The name of the Company in the other official language of the Republic is

N/A

(c) The shortened form of the name of the Company is

N/A

2. Purpose describing the main business

The main business which the Company is to carry on:

"to engage in the prospecting for, exploration in relation to, and mining of minerals in all its aspects"

3. Main object

The main object of the Company is:

"To engage in the prospecting for, exploration in relation to, and mining of minerals in all its aspects"

4. Ancillary objects excluded

The specific ancillary objects, if any, referred to in section 33 (1) of the Act, which are excluded from the unlimited ancillar objects of the Company

None

5. Powers

(a) The specific powers or part of any powers of the Company, if any, which are excluded from the plenary powers or the powers set out in Schedule 2 to the Act

None

(b) The specific powers or part of any specific powers of the Company set out in Schedule 2 to the Act, if any, which are qualified under section 34 of the Act

None

6. Conditions

Any special conditions which apply to the Company and the requirements, if any, additional to those prescribed in the Act for their alteration

None

7. **Pre-incorporation contracts (if any)** None

8. **Capital**

(a) *Par value*: The share capital of the Company is 250 000 rand, divided into:

(i) 25 000 000 ordinary par value shares of one XXX cent each;

(ii) N/A preference par value shares of N/A rand/cents each; and

(iii) N/A redeemable preference par value shares of N/A rand/cents each.

(b) *No par value*:

(i) The number of no par value ordinary shares is N/A;

(ii) the number of no par value preference shares is N/A; and

(iii) the number of redeemable no par value preference shares is N/A

WORK (cm2c)

ASSOCIATION CLAUSE Form CM2C

(a) Where more than one person signs the memorandum

We, the several persons whose full names, occupations, residential, business and postal addresses are subscribed, are desirous of being formed into a company in pursuance of this memorandum of association and we respectively agree to take up the number of shares in the capital of the company, set opposite our respective names.

We also agree to pay for the par values as determined by this memorandum and to pay for the number of no par value shares of the company, that amount determined by the company when the shares are issued to us.

PARTICULARS OF SUBSCRIBERS		NUMBER IN WORDS OF SHARES TAKEN
1. FULL NAME:	Loraine Gold Mines, Limited represented by Robin Alan Drew Wilson	one ordinary par value share of one cent
OCCUPATION:	N\A	
RESIDENTIAL ADDRESS:	N/A	
BUSINESS ADDRESS:	56 Main Street Johannesburg 2001	
POSTAL ADDRESS:	P O Box 62379 Marshalltown 2107	
DATE AND SIGNATURE OF SUBSCRIBER:	21/11/90 [signature]	

PARTICULARS OF WITNESS

FULL NAMES: DERRICK PETER VAN DER LAAN

OCCUPATION: SECRETARIAL ASSISTANT

RESIDENTIAL ADDRESS: 41 6TH AVENUE HIGHLANDS NORTH 2192

BUSINESS ADDRESS: 56 MAIN STREET JOHANNESBURG

POSTAL ADDRESS: P.O. BOX 62379 MARSHALLTOWN 2107

DATE AND SIGNATURE
OF WITNESS: [signature] 21/11/90

Form CM2C

PARTICULARS OF SUBSCRIBERS		NUMBER IN WORDS OF SHARES TAKEN
2. FULL NAME:	David John Crowe	one ordinary par value share of one cent
OCCUPATION:	Executive Director (Mines)	
RESIDENTIAL ADDRESS:	48A - 7th Avenue Parktown North Johannesburg 2193	
BUSINESS ADDRESS:	56 Main Street Johannesburg 2001	
POSTAL ADDRESS:	P O Box 62379 Marshalltown 2107	
DATE AND SIGNATURE OF SUBSCRIBER:	21/11/90 [signature]	

PARTICULARS OF WITNESS

FULL NAMES: DERRICK PETER VAN DER LAAN

OCCUPATION: SECRETARIAL ASSISTANT

RESIDENTIAL ADDRESS: 41 6TH AVENUE HIGHLANDS NORTH 2192

BUSINESS ADDRESS: 56 MAIN STREET JOHANNESBURG 2001

POSTAL ADDRESS: P.O. BOX 62379 MARSHALLTOWN 2107

DATE AND SIGNATURE OF WITNESS: 21/11/90 [signature]

Form CM2C

PARTICULARS OF SUBSCRIBERS		NUMBER IN WORDS OF SHARES TAKEN
3. FULL NAME:	Jurie Johannes Geldenhuys	one ordinary par value share of one cent
OCCUPATION:	General Manager Mines (Financial)	
RESIDENTIAL ADDRESS:	224 Frederick Drive Northcliff 2195	
BUSINESS ADDRESS:	56 Main Street Johannesburg 2001	
POSTAL ADDRESS:	P O Box 62379 Marshalltown 2107	
DATE AND SIGNATURE OF SUBSCRIBER:	[signature] 21/11/90	

PARTICULARS OF WITNESS

FULL NAMES: DERRICK PETER VAN DER LAAN

OCCUPATION: SECRETARIAL ASSISTANT

RESIDENTIAL ADDRESS: 41 - 6TH AVENUE HIGHLANDS NORTH 2192

BUSINESS ADDRESS: 56 MAIN STREET JOHANNESBURG 2001

POSTAL ADDRESS: P.O. BOX 62379 MARSHALLTOWN 2107

DATE AND SIGNATURE OF WITNESS: [signature] 21/11/90

Form CM2C

PARTICULARS OF SUBSCRIBERS		NUMBER IN WORDS OF SHARES TAKEN
4. FULL NAME:	Gert Johannes Robbertze	one ordinary par value share of one cent
OCCUPATION:	Chief Consulting Mining Engineer	
RESIDENTIAL ADDRESS:	13 Farrow Road Randparkrif Ext.13 Randburg 2194	
BUSINESS ADDRESS:	56 Main Street Johannesburg 2001	
POSTAL ADDRESS:	P O Box 62379 Marshalltown 2107	
DATE AND SIGNATURE OF SUBSCRIBER:	21/11/90	

PARTICULARS OF WITNESS

FULL NAMES: DERRICK PETER VAN DER LAAN

OCCUPATION: SECRETARIAL ASSISTANT

RESIDENTIAL ADDRESS: 41 6TH AVENUE HIGHLANDS NORTH 2192

BUSINESS ADDRESS: 56 MAIN STREET JOHANNESBURG 2001

POSTAL ADDRESS: P.O. BOX 62379 MARSHALLTOWN 2107

DATE AND SIGNATURE OF WITNESS: 21/11/90

Form CM2C

PARTICULARS OF SUBSCRIBERS		NUMBER IN WORDS OF SHARES TAKEN
5. FULL NAME:	Robin Alan Drew Wilson	one ordinary par value share of one cent
OCCUPATION:	Manager : Anglovaal Limited	
RESIDENTIAL ADDRESS:	280 Pine Avenue Ferndale 2194	
BUSINESS ADDRESS:	56 Main Street Johannesburg 2001	
POSTAL ADDRESS:	P O Box 62379 Marshalltown 2107	
DATE AND SIGNATURE OF SUBSCRIBER:	[signature] 21/11/90	

PARTICULARS OF WITNESS

FULL NAMES: DERRICK PETER VAN DER LAAN

OCCUPATION: SECRETARIAL ASSISTANT

RESIDENTIAL ADDRESS: 41 6TH AVENUE HIGHLANDS NORTH 2192

BUSINESS ADDRESS: 56 MAIN STREET JOHANNESBURG 2001

POSTAL ADDRESS: P.O. BOX 62379 MARSHALLTOWN 2107

DATE AND SIGNATURE OF WITNESS: [signature] 21/11/90

Form CM2C

PARTICULARS OF SUBSCRIBERS			NUMBER IN WORDS OF SHARES TAKEN
6.	FULL NAME:	Bruce Jerome Funston	one ordinary par value share of one cent
	OCCUPATION:	Assistant Financial Manager	
	RESIDENTIAL ADDRESS:	152 Scott Avenue Bush Hill Randburg 2194	
	BUSINESS ADDRESS:	56 Main Street Johannesburg 2001	
	POSTAL ADDRESS:	P O Box 62379 Marshalltown 2107	
	DATE AND SIGNATURE OF SUBSCRIBER:	[signature] 21/11/90	

PARTICULARS OF WITNESS

FULL NAMES: DERRICK PETER VAN DER LAAN

OCCUPATION: SECRETARIAL ASSISTANT

RESIDENTIAL ADDRESS: 41 6TH AVENUE HIGHLANDS NORTH 2192

BUSINESS ADDRESS: 56 MAIN STREET JOHANNESBURG 2001

POSTAL ADDRESS: P.O. BOX 62379 MARSHALLTOWN 2107

DATE AND SIGNATURE OF WITNESS: [signature] 21/11/90

Form CM2C

PARTICULARS OF SUBSCRIBERS		NUMBER IN WORDS OF SHARES TAKEN
7. FULL NAME:	Peter Jocelyn Eustace	one ordinary par value share of one cent
OCCUPATION:	Divisional Manager	
RESIDENTIAL ADDRESS:	"Lisronagh", 71 Valerie Avenue Corriemoor Johannesburg 2195	
BUSINESS ADDRESS:	44 Main Street Johannesburg 2001	
POSTAL ADDRESS:	P O Box 61587 Marshalltown 2107	
DATE AND SIGNATURE OF SUBSCRIBER:	21/11/90	

PARTICULARS OF WITNESS

FULL NAMES: DERRICK PETER VAN DER LAAN

OCCUPATION: SECRETARIAL ASSISTANT

RESIDENTIAL ADDRESS: 41 6TH AVENUE HIGHLANDS NORTH 2192

BUSINESS ADDRESS: 56 MAIN STREET JOHANNESBURG 2001

POSTAL ADDRESS: P.O. BOX 62379 MARSHALLTOWN 2107

DATE AND SIGNATURE OF WITNESS: 21/11/90

TOTAL NUMBER OF SHARES SUBSCRIBED FOR : 7

30/Company Documents/ATC1930 New Articles of Assoc 2 – Clean
AG/dcy
23092002

2002 -10- 21
REGISTRAR OF COMPANIES
AND OF CLOSE CORPORATIONS

These are the articles of association of the company adopted by special resolution number 1 passed at the Annual General Meeting of the company held on Friday, 18 October 2002, tabled at the aforesaid meeting and initialled by the Chairman thereof for identification purposes.

Chairman of the aforesaid meeting

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 44A

ARTICLES OF ASSOCIATION

of a Company having a share capital not adopting Schedule 1

[Section 60(1); Regulation 18]

Registration No. of Company
1990/007025/06

Name of Company **AVGOLD LIMITED**

A. The articles of Table A or Table B contained in Schedule 1 to the Companies Act, 1973, shall not apply to the company.

B. The articles of the company are as follows:

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 44A

ARTICLES OF ASSOCIATION

of a Company having a share capital not adopting Schedule 1

[Section 60(1); Regulation 18]

Registration No. of Company
1990/007025/06

Name of Company **AVGOLD LIMITED**

A. The articles of Table A or Table B contained in Schedule 1 to the Companies Act, 1973, shall not apply to the company.

B. The articles of the company are as follows:

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 26

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
Revenue Stamp or Revenue Franking Machine Impression R80
2002 -10- 21
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Special Resolution

(Section 200)
(To be lodged in duplicate)

Registration No. of Company
1990/007025/06

Name of Company AVGOLD LIMITED

Date notice given to members 27 August 2002. Date resolution passed 18 October 2002.

Special resolution passed in terms of Section 62(1) of the Act/~~*paragraph ______ of the memorandum/~~

~~*article ______ of the articles.~~

Copy of notice convening meeting attached.
Consent to waive period of notice of meeting (CM25) ~~attached/~~*not attached.

CONTENTS OF RESOLUTION (Use reverse side if necessary)

Special resolution number 1:

"Resolved that the new articles of association, as initialled by the chairman of the meeting for identification purposes, be and are hereby adopted as the articles of association of the company in substitution for the existing articles of association."

Rubber stamp of company, if any or of secretaries.

Date 18 OCTOBER 2002

Signature [signature]

~~Director~~/Secretary/~~Manager~~

Name (in block capitals) S.E. SATHER

** Delete whichever is not applicable.*

To be completed by company.

Herewith copy of special resolution as registered.

Special Resolution registered this day
Date stamp of Companies Registration Office
2002 -10- 22
Registrar of Companies [signature]

Registration No. of Company
1990/007025/06

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2002 -10- 22
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Name of Company AVGOLD LIMITED

Postal Address P O BOX 62379, MARSHALLTOWN 2107

Not valid unless stamped by Registrar of Companies

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the twelfth annual general meeting of members of Avgold Limited will be held at 56 Main Street, Johannesburg, South Africa, on Friday, 18 October 2002, at 10:00 for the following purposes:

1. To receive and consider the annual financial statements for the year ended 30 June 2002.
2. To elect directors in place of Messrs G J Robbertze, W A Nairn, D N Murray and A N Lewis who retire by rotation in accordance with the provisions of the company's articles of association but being eligible, offer themselves for re-election.
3. To consider and, if deemed fit, to pass, with or without modification, the following ordinary and special resolutions:

Ordinary resolution number 1

"Resolved that all the authorised but unissued ordinary shares in the capital of the company (other than the ordinary shares previously placed under the control of the directors of the company for the specific purpose of the company's share incentive scheme) be and they are hereby placed under the control of the directors of the company as a general authority to them to allot or issue the same at their discretion in terms of and subject to the provisions of sections 221 and 222 of the Companies Act and the JSE Securities Exchange South Africa ("JSE") listings requirements."

Ordinary resolution number 2

"Resolved that, subject to:

2.1 the passing of ordinary resolution number 1 above; and

2.2 not less than 75 per cent of those shareholders of the company present in person or represented by proxy and entitled to vote at the meeting at which this resolution is proposed, voting in favour of this resolution;

the directors of the company be and are hereby authorised and empowered, by way of a general authority, to allot and issue for cash, without restriction, all or any of the authorised but unissued ordinary shares in the capital of the company placed under their control as they in their discretion may deem fit, subject to the provisions of the JSE listings requirements."

The restrictions placed by the JSE on a general authority for allotments and issues for cash are as follows:

- The authority shall be valid until the date of the next annual general meeting, provided that it shall not extend beyond 15 (fifteen) months from the date of passing of this resolution.
- Any such issue must be of a class of share already in issue and must only be made to public shareholders as defined in the JSE listings requirements and not to related parties.
- The number of shares issued for cash may not in the aggregate in any one financial year exceed 15 per cent of the company's issued share capital. The number of shares which may be issued will be aggregated with securities that are compulsorily convertible into ordinary shares, and, in the case of the issue of compulsorily convertible securities, aggregated with ordinary shares. The number of shares which may be issued shall be based on the number of shares in issue at the date of such application less any shares issued during the current financial year, provided that any shares issued pursuant to a rights issue (announced and irrevocable and underwritten) or acquisition (concluded up to the date of application) may be included as though they were shares in issue at the date of application.
- In determining the price at which an issue of shares will be made in terms of this authority, the maximum discount permitted is 10 per cent of the weighted average traded price on the JSE of the shares in question over the 30 business days prior to the date that the price of the issue is determined or agreed by the directors of the company.
- An announcement giving full details, including the impact on net asset value and earnings per share, will be published at the time of any issue representing, on a cumulative basis within a financial year, 5 per cent or more of the number of shares in issue prior to the issue.

Special resolution number 1

"Resolved that the new articles of association, as initialled by the chairman of the meeting for identification purposes, be and are hereby adopted as the articles of association of the company in substitution for the existing articles of association."

The reason for the Special resolution is to provide the company with updated articles of association ("the articles") so as:

- to make provision for the company to acquire its own shares and to acquire shares in any holding company of the company;
- to allow the company to deal with the share capital, stated capital, share premium account, any reserves or capital redemption reserve fund of the company in a manner not otherwise governed by the statutes;
- to enable the company to make payments to its shareholders in accordance with Section 90 of the Companies Act;
- to make provision for Section 91A of the Companies Act to apply in respect of uncertificated shares, pursuant to the entry of the company's shares on the "STRATE" system of the JSE;
- to align the articles with the current provisions of the JSE Listings Requirements and the Companies Act;
- to provide for electronic communication to shareholders, who elect to receive such by electronic media and to vote electronically.

The effect of the Special resolution number 1 is to substitute the existing articles of association of the company in their entirety.

A draft of the new articles of association may be inspected at the registered office of the Company, 56 Main Street, Johannesburg, and the London office, St James's Corporate Services Limited, 6 St James's Place, London, during usual business hours on any day (excluding Saturdays, Sundays and public holidays) prior to the time fixed for the holding of the Annual General Meeting.

4. To transact such other business as may be transacted at an annual general meeting.

In terms of Section 188 of the Companies Act, 1973, as amended, it is recommended that where a company or other body corporate is a member in any company it should appoint a representative and alternative representative to attend and act on its behalf.

Any member entitled to attend and vote at the meeting is entitled to appoint a proxy or proxies to attend, speak and to vote thereat in his or her stead. The proxy so appointed need not be a member. Proxy forms should reach the registered office of the company or the transfer secretaries at least 48 hours, excluding Saturdays, Sundays and public holidays, before the time appointed for the meeting.

Members who have already dematerialised their shares in the company and who have not selected own name registration and who wish to attend the annual general meeting or be represented by proxy must timeously contact their Central Securities Depository Participant ("CSDP") or broker who will furnish them with the necessary authority in terms of the custody agreement entered into between the dematerialised member and the CSDP or broker.

By order of the board

S E Sather
Company secretary

Johannesburg
27 August 2002

SHORT BIOGRAPHIES OF DIRECTORS SEEKING ELECTION/RE-ELECTION

G J (Gerry) Robbertze (59)
Pr.Eng ACSM
Senior vice president: Technical services, Anglovaal Mining Limited

Gerry started his career on the Zambian Copperbelt and then worked for various mining companies in southern Africa as a mining engineer holding numerous management positions. He joined the Anglovaal group in 1987 and is currently the senior vice president: Technical services at Anglovaal Mining Limited.

W A (Bill) Nairn (57)
BSc Eng (Mining)
Group technical director, Anglo American plc

Bill joined the Anglo American group in 1997, when he was appointed an executive director of Anglo American Corporation of South Africa, and was appointed an executive director of Anglo American plc in May 2001. He holds the position of the Anglo American plc group technical director, and is a member of the Anglo American plc Investment and Safety, Health and Environment committees.

He serves on the boards of a number of companies including Anglo American Platinum Corporation Limited, Anglogold Limited and the Chamber of Mines of South Africa.

D N (David) Murray (57)
BA(Econ), BA(Hons)(Econ), MBA(UCT)
Chief executive officer, Anglovaal Mining Limited

David was previously the president and chief operating officer of TVX Gold Inc, in Canada. Prior to this, he worked for RTZ plc as president and CEO of various subsidiary companies in Brazil and Portugal. He also served with this group in Spain, Germany, Wales, England, Namibia and Zimbabwe. He was awarded an OBE in 1993. He is currently the managing director for Avgold Limited and was appointed chief executive officer of Anglovaal Mining Limited in July 2002.

A N (Arné) Lewis (33)
Pr.Eng, BEng (Mining), MSc (Eng), MBA
Vice president: South African operations, Anglovaal Mining Limited

Arné joined the Anglovaal group in 1988 as mining bursar. Following the completion of his studies he joined the Hartebeestfontein gold mine in 1994. After spending a short period at Horizon chrome mines, Arné was seconded to Anglovaal's head office in Johannesburg where he was involved with due diligence studies, on copper mines in Zambia. In 1998 he was appointed general manager of Nkomati mine and in July 2002 as vice president: South African operations.

TABLES "A" AND "B"

1. Neither the regulations of Table "A" nor of Table "B" contained in Schedule I to the Companies Act, 1973 or in any consolidation or re-enactment thereof shall apply to the Company.

INTERPRETATION

2. The headnotes to these articles are for reference purposes only and shall not affect the interpretation or construction thereof. In the interpretation of these articles, if not inconsistent with the subject or context, the words standing in the first column of the following table shall bear the meanings set opposite to them respectively in the second column hereof:

WORDS	MEANINGS
The Act	The Companies Act, 1973, as amended from time to time.
These articles	These Articles of Association as now framed or as from time to time altered by special resolution.

Beneficial holder	Any person who in terms of the Act has or is deemed to have a beneficial interest in any security issued by the Company.
The directors	The directors for the time being of the Company and the alternate directors thereof or, as the case may be, the directors assembled as a board at which a quorum is present.
Electronic communication	Communication by or through an electronic medium.
Gazette	The Government Gazette of South Africa.
In writing	Written or produced by any substitute for writing or partly written and partly so produced and including printing or typewriting or any other mechanical or electronic process or partly one and partly another.
Legal incapacity	Death; insolvency; or judicial management or liquidation, or placing under curatorship by reason of insanity or prodigality; infancy or minority; or marriage of a female member

	subject to the marital power (whether in community of property or out of community of property); or any other event which satisfies the directors that a member is deprived of his legal capacity to act and that it is vested in some other person.
Member	The registered holder of a share in the Company.
Month	Calendar month.
The office	The registered office of the Company.
Paid up	Paid up or credited as paid up.
The register	The register of members of the Company (including any subregister as contemplated in Section 91A of the Act) and any branch register kept by the Company pursuant to these articles.
The Registrar	The Registrar of Companies.
The secretary	The secretary of the Company for the time being or any person duly authorised thereto by the directors acting in the place of such secretary for

	the time being or any person appointed by the directors to perform any of the duties of the secretary; or any person duly authorised to represent a body corporate or a partnership which is the secretary of the Company.
South Africa	The Republic of South Africa as constituted from time to time.
The Statutes	The Act and every Ordinance or Act from time to time in force concerning companies and affecting the Company.
Transfer office	In respect of shares in certificated form, the office and any office maintained for the purpose of receiving for registration transfers of shares, debentures or other securities of the Company.
Transfer secretary	In respect of shares in certificated form, any person appointed by the directors to act for the time being in place of or in addition to the secretary for the purpose of registering transfers of shares, debentures or other securities of the Company, keeping registers and other records

required by the Act to be kept at the office or the Transfer office and issuing certificates of title to shares, debentures or other securities of the Company and any person appointed to be a secretary to any local committee under Article 21 hereof; or any person duly authorised to represent a corporation which is the transfer secretary of the Company.

Year | Calendar year.

3. Words importing the singular number only shall include the plural number and vice versa.

Words importing the masculine gender only shall include the feminine gender.

Words importing persons shall where the context so admits include firms and corporations.

4. The expression "share" shall where the context so admits include options and other securities.

The expression "dividend" shall not, unless otherwise resolved by the Company in general meeting, include any amount capitalised under Article 113.

The expression "meeting" shall include adjourned meeting.

Reference to any provision of the Act shall be construed as a reference to such provision as modified or re-enacted by any Statute for the time being in force.

The expression "sign" or "signature" shall include respectively printing and names impressed with a rubber or other kind of stamp or by any mechanical or electronic means.

5. Subject to Articles 2, 3 and 4, any words or expressions defined in the Act shall, if not inconsistent with the subject or context, bear the same meaning in these articles.

BUSINESS

6. (a) Any branch or kind of business which the Company is either expressly or by implication authorised to undertake may be undertaken by the directors at such time or times as they shall think fit, or may be held by them in abeyance, whether such branch or kind of business may have been actually commenced or not, so long as the directors may deem it expedient not to commence or proceed with the same.

(b) The management and control of any business of the Company shall be vested in the directors who in addition to the powers and authorities by these

articles expressly conferred upon them, may exercise all such powers and do all such acts and things as may be exercised or done by the Company, and are not hereby nor by the Statutes expressly directed or required to be exercised or done by the Company in general meeting, but subject nevertheless to such management and control not being inconsistent with these articles nor with any resolution passed by the Company in general meeting; but so that no such resolution shall invalidate any prior act of the directors which would have been valid if such resolution had not been passed. The general powers given by this article shall not be limited or restricted by any special authority or power given to the directors by any other article.

(c) The directors may arrange that any branch of the business carried on by the Company or any other business in which the Company may be interested, shall be carried on by or through one or more subsidiaries or associates of the Company and they may on behalf of the Company make such arrangements as they think advisable for taking the profits or bearing the losses of any branch or business so carried on, or for financing, assisting or subsidising any such subsidiary or associate or for guaranteeing its contracts, obligations or liabilities.

SHARES

7. Subject always to the provisions of Sections 221 and 222 of the Act, the listings requirements of any Stock Exchange on which the shares of the Company are

listed or quoted and these articles, any shares for the time being unissued (whether forming part of the original or any increased capital) shall, subject as hereinafter provided, only be disposed of or dealt with in such manner as the Company in general meeting may have directed or may direct, but so that the Company in general meeting may resolve that all or any of such shares shall be at the disposal of the directors, who may in such event allot, issue, grant options over, or otherwise deal with or dispose of them to such persons at such times, and generally on such terms and conditions, and for such consideration, whether payable in cash or otherwise, as they may think proper; but so that no shares shall be issued at a discount except in accordance with Section 81 of the Act.

8. Without prejudice to any special rights previously conferred on the holders of existing shares and subject to any provisions of these articles, any share in the Company may be issued with or have attached thereto such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, return of share capital or otherwise, and (subject as provided by the Act) such limited or suspended rights to voting as the Company in general meeting may from time to time determine; provided that the Company may by resolution passed at a general meeting direct that shares shall be issued by the directors on such terms and conditions, and with such rights, privileges or restrictions attached thereto as the directors may determine.

9. Subject to the provisions of Section 98 of the Act, the conditions of issue of any preference shares may, with the sanction of a special resolution, provide or may be varied so that they are, or at the option of the Company are to be liable, to be redeemed on such terms and in such manner as the Company may by such or subsequent special resolution determine.

10. The Company may exercise the powers of paying commissions conferred by Section 80 of the Act, provided that the rate or amount of the commission paid or agreed to be paid and the number of shares which persons have agreed for a commission to subscribe absolutely will be disclosed in the manner required by the said section, and that such commission shall not exceed 10 % (ten per centum) of the price at which the shares in respect whereof the same is paid are issued. Such commission may be satisfied by the payment of cash. The Company may also on any issue of shares pay such brokerage as may be lawful.

11. If any shares of the Company are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any plant which cannot be made profitable for a lengthy period, the Company may, subject to the conditions and restrictions mentioned in Section 79 of the Act, pay interest on so much of such share capital as is for the time being paid up and may charge the same to capital as part of the cost of construction of the works or buildings or the provision of plant.

12. Except as ordered by a Court of competent jurisdiction or as by law required, the Company shall be entitled to treat the registered holder of any share as the absolute owner thereof, so that no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or (except only as by these articles or by law otherwise provided) any other right in respect of any share except an absolute right to the entirety thereof in the registered holder.

CERTIFICATES

13. The certificates of title to shares, debentures or other securities of the Company shall be issued under the authority of the directors or of a local secretary and transfer secretary when authorised thereto by the directors, in such manner and form as the directors may from time to time prescribe, and shall (subject as hereinafter provided) bear the autographic signatures of two directors or of one director and one officer authorised thereto by the directors; or of the local secretary (or the duly authorised representative of any body corporate appointed as such) and the local transfer secretary (or the duly authorised representative of any body corporate appointed as such) authorised thereto by the directors : Provided that:

(i) the directors may by resolution determine either generally or in any particular case or cases that the signatures of such directors or director and officer or local secretary (or duly authorised representative) and local transfer secretary (or duly authorised representative) (or any of them) need not be autographic but may be signatures;

(ii) the directors and the Company shall comply with Sections 94 and 126 of the Act.

For the purposes of this Article only the expression "signature" shall not include names impressed with a rubber or other kind of stamp.

14. If any shares are numbered, all such shares shall be numbered in numerical progression, beginning with the number one, and each share shall be distinguished by its appropriate number, and if any shares are not numbered, all share certificates in respect of such shares shall be numbered in numerical progression, and each share certificate shall be distinguished by its appropriate number, and by such endorsement as may be required by the Statutes.

15. Every person whose name is entered as a member in the register shall be entitled to receive, without payment, within one month after allotment or upon payment of such sum for every certificate after the first, as the transfer secretary shall from time to time determine, within twenty-one days after lodgement (or other notification) of transfer, one certificate for all his shares of any one class,

or several certificates each for one or more of his shares of such class.. Every certificate of shares shall specify the number of shares in respect of which it is issued and the amount paid up thereon at the date of issue. In the case of a member who has transferred a part of his holding of shares of any class he shall be entitled to receive, upon payment of such sum for every certificate, as the transfer secretary shall from time to time determine, one certificate for the balance of his holding: Provided that notwithstanding anything herein contained or implied to the contrary where shares are registered in the names of two or more persons they shall be treated as one member for the purposes of this article.

16. If a share certificate be defaced, lost or destroyed, it may be replaced on payment of any stamp duty payable on the new certificate and on such terms (if any) as to evidence and indemnity and payment of the out-of-pocket expenses of the Company of investigating such evidence and, in the case of loss or destruction, of advertising the same, as the directors may think fit and, in the case of defacement, on delivery of the old certificate to the Company.

17. The certificate for shares registered in the names of two or more persons shall be delivered to the person first named in the register in respect thereof, or to his authorised agent, and in case of the legal incapacity of any one or more of the joint registered holders of any shares, the survivor then first named in the register shall be the only person recognised by the Company as being entitled to

such certificate, or any new certificate which may be issued in place thereof: Provided always that the Company shall not be bound to register more than four persons as the holders of any share.

REGISTER OF MEMBERS

18. The directors shall cause to be kept a register of members at the place and in the manner specified in the Statutes and may cause to be kept a branch register or registers in any foreign country or countries, and, subject to the provisions of the Statutes, make and vary such regulations as they may think fit, respecting the keeping of any such branch registers. The directors may in their discretion record in the Company's register of members that any share is held in trust or by a nominee and for whom that share is so held.

REGISTER OF DISCLOSURES

19. The directors shall cause to be established and maintained a register of disclosures made to the Company of the identity of beneficial holders, in the manner specified in the Statutes.

TRANSFER OF SHARES

20. The transfer books and register of members (and register of disclosures) may, upon notice being given by advertisement in the Gazette and a daily newspaper

circulating in the district in which the office is situated and by publication through the Stock Exchange News Service of the JSE Securities Exchange, South Africa and in the case of any branch register it may, upon notice being given in the manner required by the Statutes, be closed at such time and for such period as the directors may think fit, not exceeding in the whole sixty days in each year.

21. Transfer offices shall be maintained at such place or places whether in South Africa or elsewhere, as the directors may from time to time prescribe. The directors may appoint local transfer secretaries (to be designated Registrars or by such other title (if any) as the directors may think fit) whether in South Africa or elsewhere consisting of two or more individual persons or of a body corporate to whom the directors may delegate all or any of their powers, authorities and discretions with regard to the registration of transfers, the keeping of registers and other records required by the Act to be kept at the office or the Transfer office and the issuing of certificates of title to shares, debentures or other securities of the Company.

22. Subject to the provisions of the law for the time being in force relating to stamp duty or duty upon the estates of deceased persons or to any other statutory restrictions on transfer and to the provisions of these articles any member may transfer all or any of his shares but every transfer must be in writing in the usual common form or in such other form as the directors may approve and must be

left at the transfer office where the register of transfers relating to the share comprised therein is for the time being kept or at such other place as the directors may prescribe accompanied (unless the directors either generally or in any particular case otherwise resolve) by the certificate of the shares to be transferred and such other evidence (if any) as the directors or other person in charge of such register may require to prove the title or capacity of the intending transferor or transferee or the rights of the intending transferor to transfer the shares. In this article references to transfer in writing shall include the use of electronic communication, subject to any terms and conditions decided on by the directors.

23. The instrument of transfer of a share shall be signed by the transferor and the transferee, unless the signature of the transferee is not required:

(i) by any law from time to time in force; or

(ii) where the directors decide at their discretion to dispense therewith in such case or cases as they may deem fit.

The transferor shall be deemed to remain the holder of the share transferred until the name of the transferee is entered in the register in respect thereof. All instruments of transfer, when registered, shall either be retained by the Company or disposed of in such manner as the directors shall from time to time decide; but any instrument of transfer which the directors may decline to

register shall (unless the directors shall resolve otherwise) be returned on demand to the person who deposited it.

24. The directors may decline to register any transfer unless:

(i) the instrument of transfer, duly stamped, is lodged with the Company, accompanied (unless the directors either generally or in any particular case otherwise resolve) by the certificate of the shares to which it relates, and such other evidence as the Company may reasonably require to show the right or capacity of the transferor to make the transfer and of the transferee to accept it; and

(ii) the instrument of transfer is in respect of only one class of share.

25. If the directors refuse to register a transfer they shall within thirty days after the date on which the instrument of transfer was lodged, send to the transferee notice of the refusal.

26. (a) All powers of attorney or other authorities granted by members for the purpose of transferring or accepting the transfer of shares, which may be lodged, produced or exhibited with or to the Company at the transfer office where the register of transfers relating to such shares is kept, shall, as between the Company and the grantor of such powers or other authorities, be taken and deemed to continue and remain in full force and effect, and the Company may

allow the same to be acted upon until such time as express notice in writing of the revocation of the same shall have been given and lodged at the place aforesaid. Even after the giving and lodging of such notice, the Company shall be entitled to give effect to any instrument signed under the authority and certified by any officer of the Company as being in order before the giving and lodging of such notice. The Company shall not be bound to allow the exercise of any act or matter by an agent for a member or intending transferee of shares unless a certified copy of such agent's authority be produced and filed with the Company. In this article reference to notice in writing shall include the use of electronic communication, subject to any terms and conditions decided on by the directors.

(b) Nothing contained in these articles shall preclude the Company from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

TRANSMISSION OF SHARES

27. Subject always to the law for the time being in force relating to stamp duty or duty upon the estates of deceased persons, the executors or administrators of a deceased member (not being one of several joint holders) shall be the only persons recognised by the Company as having any title to a share registered in the name of such member, and in the case of the death of any one or more of the

joint holders of any share, the survivors or survivor, or the executor or administrator of the deceased survivor, shall be the only person or persons recognised by the Company as having any title to or interest in such share, but nothing herein shall release the estate of a deceased joint holder from any liability in respect of any share jointly held by him.

28. Any person becoming entitled to a share in consequence of the legal incapacity of a member, or by any lawful means otherwise than by transfer in accordance with these articles, upon producing such evidence as may sustain the character in respect of which he proposes to act under this article or of his title, as the directors may think sufficient, may, with the consent of the directors (which they shall not be under obligation to give) either be registered himself as a member in respect of such shares or elect to have some person nominated by him registered as the transferee thereof. If the person becoming so entitled shall elect to be registered himself he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have his nominee registered he shall testify his election by executing to his nominee a transfer in writing of such share. All the limitations, restrictions and provisions of these articles relating to the right to transfer and the registration of shares shall be applicable to any such notice or transfer under this article as if the legal incapacity or other means had not occurred and the notice or transfer were a transfer executed by the member. In this article reference to notice in writing

shall include electronic communication, subject to any terms and conditions decided on by the directors.

29. Save as otherwise provided by or in accordance with these articles, a person becoming entitled to a share in consequence of the legal incapacity of a member or by any lawful means otherwise than by transfer in accordance with these articles shall (upon supplying to the Company such evidence as the directors may reasonably require to show his title to the share) be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share except that he shall not be entitled in respect thereof to exercise any right conferred by membership in relation to meetings of the Company until he shall have been registered as a member in respect of the share.

UNCERTIFICATED SECURITIES

30. The provisions of these articles insofar as they relate to share certificates, the register of members or the transfer or transmission of any share, shall not apply to the extent that they are inconsistent in any way with:

30.1 holding and dealing in securities in uncertificated form;

30.2 the settlement of any uncertificated securities transaction through the "STRATE" system on the JSE Securities Exchange, South Africa; or

30.3 any provision of Section 91A of the Act.

INCREASE OF CAPITAL

31. The Company may from time to time by special resolution increase its share capital by such sum divided into shares of such amount, or may constitute shares of no par value or may increase the number of its shares of no par value to such number, as the special resolution shall prescribe.

32. The Company may increase its capital constituted by shares of no par value by transferring reserves or profits to the stated capital, with or without a distribution of shares.

33. New shares shall be subject to the same provisions as to transfer, transmission and otherwise as the shares in the original capital.

34. Except so far as otherwise provided by the resolution creating it, by the conditions of issue or by these articles, any capital raised by the creation of new shares shall be considered part of the present capital, and as consisting of ordinary shares and shall be subject to the provisions herein contained with reference to transfer and transmission, and otherwise as if it had been part of the present capital.

CONSOLIDATION, SUBDIVISION, ACQUISITION OF OWN SHARES, CONVERSION OF PREFERENCE SHARES, ALTERATION OF MEMORANDUM

35. The Company may from time to time by special resolution:

(i) consolidate and divide all or any part of its share capital into shares of larger amount than its existing shares, or consolidate and reduce the number of the issued shares of no par value;

(ii) increase the number of its issued no par value shares without an increase of its stated capital;

(iii) cancel any shares which, at the time of passing of the resolution in respect thereof, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled;

(iv) subdivide its shares or any of them into shares of smaller amount than is fixed by or pursuant to its Memorandum of Association and so that the resolution whereby any share is subdivided, may determine that, as between the holders of the shares resulting from such subdivision one or more of the shares may have such preferred or other rights over, or may have such qualified or deferred rights, or be subject to any such

restrictions as compared with, the other or others as the Company has power to attach to unissued or to new shares;

(v) vary, modify or amend any rights attached to any shares whether issued or not (including the conversion of any shares into preferred shares) subject to any consent or sanction required from the holders of that and/or any other class of shares under Article 38;

(vi) subject to the listings requirements of any Stock Exchange on which the shares or debentures of the Company are listed or quoted, approve the acquisition of shares or debentures issued by the Company or, if the Company is a subsidiary, issued by its holding company, which approval may be a general approval subject to the provisions of the Statutes or a specific approval for a particular transaction;

(vii) convert all its shares of one class having a par value into stated capital constituted by shares of no par value or such of its stated capital as is constituted by shares of no par value into share capital consisting of shares having a par value;

(viii) convert any of its shares, whether issued or not, into shares of another class;

(ix) alter the provisions of its Memorandum of Association with respect to the objects and powers of the Company.

36. Anything done in pursuance of Article 35 shall be done in a manner provided and subject to any conditions imposed by the Act, so far as they shall be applicable, and so far as they shall not be applicable, in accordance with the terms of the special resolution authorising the same and, so far as such special resolution shall not be applicable, in such manner as the directors deem most expedient.

37. All unclaimed amounts due as a result of any acquisition of shares or debentures issued by the Company or from any other cause (but excluding any unclaimed dividends) shall be held in trust by the Company until lawfully claimed by the member : Provided that the directors may cause any such amount unclaimed for a period of three years (from the due date for payment thereof) to be forfeited for the benefit of the Company.

MODIFICATION OF RIGHTS

38. Subject to the provisions of Section 102 of the Act and to any provisions of these articles, if at any time the Company's share capital, by reason of the issue of preference shares or otherwise, is divided into different classes of shares, all or any of the rights and privileges attached to any class may be modified or

varied by agreement between the Company and any person purporting to contract on behalf of that class, provided such agreement is either:

(i) authorised or ratified in writing by the holders of at least three-fourths of the number of issued shares of that class; or

(ii) confirmed by resolution passed at a separate general meeting of the holders of the shares of that class, and all the provisions of Section 199 of the Act and the provisions hereinafter contained as to general meetings shall *mutatis mutandis* apply to every such meeting, except that the quorum therefor (subject to the provisions contained in Article 47 in regard to the quorum at adjourned meetings) shall be two members at least holding or representing by proxy not less than one-third of the number of issued shares of that class, unless that class has only one member, in which case it shall be such member.

The creation or issue of additional preference shares ranking as to capital and dividend after the said preference shares and/or ordinary shares shall not be deemed to be a modification or variation of the rights of the holders of any preference shares in the Company. In this article reference to authorised or ratified in writing shall include the use of electronic communication, subject to any terms and conditions decided on by the directors.

39. The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the conditions of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking *pari passu* therewith.

GENERAL MEETINGS

40. The Company shall hold a general meeting as its Annual General Meeting as provided in Section 179 of the Act at such time and place as the directors may determine.

41. The directors may, whenever they think fit, convene a General Meeting and a General Meeting shall also be convened on requisition as provided in Section 181 of the Act.

42. Save for any General Meeting convened by requisitionists as provided by Section 181 of the Act, all general meetings, and all adjourned general meetings and all separate meetings of the holders of any class of shares shall be held at such time and place as the directors shall appoint.

NOTICE OF GENERAL MEETINGS

43. An Annual General Meeting and a General Meeting called for the passing of a special resolution shall be called by not less than twenty-one clear days notice

in writing and any other General Meeting shall be called by not less than fourteen clear days notice in writing, so that the notice period shall not include the day on which the notice is served, or deemed to be served, or the day on which the meeting is to be held. A meeting may be called by shorter notice and shall be deemed to have been duly called if it is so agreed by a majority in number of the members having a right to attend and vote at the meeting, being a majority holding not less than 95% (ninety-five per centum) of the total voting rights of all members. Notice of a meeting shall specify the place, day and time of the meeting and in the case of special business the general nature of such business. In this article reference to notice in writing shall include the use of electronic communication and publication on a website in accordance with any applicable provisions in the Statutes or any other applicable rules or requirements.

44. The accidental omission to give notice of a meeting or in cases where instruments of proxy are sent out with the notice, the accidental omission to send such instrument of proxy to, or the non-receipt or delay in receipt of notice of a meeting or such instrument of proxy by any person entitled to receive notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

45. All business shall be deemed special that is transacted at a General Meeting other than an Annual General Meeting, and also all business that is transacted at an Annual General Meeting, with the exception of sanctioning or declaring a dividend, the consideration of the annual financial statements, the election of directors, and the appointment of the auditors of the Company.

46. Subject to the provisions of Section 199 of the Act in regard to the quorum for passing special resolutions, a quorum for a General Meeting shall be three members present in person and entitled to vote or, if a member is a body corporate, represented; unless the Company is a wholly-owned subsidiary, in which case a quorum for a General Meeting shall be the representative of the holding company.

No business shall be transacted by any General Meeting unless the requisite quorum be present when the meeting proceeds to business. A corporation, being a member of this Company, and present by a representative duly appointed in accordance with Section 188 of the Act, shall be deemed to be a member personally present for the purposes of these articles.

47. If within five minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be

dissolved. In any other case it shall stand adjourned to the same day in the next week (or if that be a public holiday to the next succeeding day other than a public holiday, a Saturday or a Sunday) at the same time and place or to such other day and at such other time or place as the chairman of the meeting shall appoint, which shall be a day not earlier than seven days and not later than twenty-one days after the date of the meeting. If at such adjourned meeting a quorum as defined is not present within five minutes from the time appointed for holding the meeting, those members who are present in person and are entitled to vote shall be a quorum and may transact the business for which the meeting was called.

48. The Chairman (if any) of the directors or, in his absence, the Deputy Chairman (if any) shall preside as chairman at every General Meeting of the Company. If there be no such Chairman or Deputy Chairman, or if at any meeting neither the Chairman nor the Deputy Chairman is present within five minutes after the time appointed for holding the meeting, or if neither of them be willing to act as chairman, the directors present shall choose one of their number to act, or if one director only be present he shall preside as chairman if willing to act. If no director be present, or if all the directors present decline to take the chair, the members present shall elect one of their number to be chairman.

49. The Chairman may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time

to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. Save as provided by Section 192 of the Act, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at any adjourned meeting.

50. At a General Meeting a resolution put to the vote of the meeting shall be decided by a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by the Chairman of the meeting or as provided in Section 198(1) (b) of the Act. Unless a poll be so demanded and the demand be not withdrawn a declaration by the Chairman of the meeting that a resolution has on a show of hands been carried, or carried unanimously, or by a particular majority, or not carried by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

51. The result of a poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

52. In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the

poll is demanded, shall be entitled to a second or casting vote in addition to the vote or votes to which he may be entitled as a member.

53. No poll shall be demanded on the election of the Chairman of the meeting or on any question of adjournment. A poll demanded on any other question shall be taken at such time and place and in such manner as the Chairman of the meeting directs, and any business, other than upon which a poll has been demanded, may be proceeded with pending the taking of the poll.

54. The Chairman of a meeting may appoint any firm or persons to act as scrutineers for the purpose of checking forms of proxy deposited for use and for counting the votes at such meeting and he may thereafter act on a certificate given by any such scrutineers without requiring production at the meeting of the forms of proxy or himself counting the votes.

55. If any votes shall be counted which ought not to have been counted or might have been rejected or if any votes shall not be counted which ought to have been counted the error shall not vitiate the resolution unless it be pointed out at the meeting and not in that case unless it shall, in the opinion of the Chairman of the meeting, be of sufficient magnitude to vitiate the resolution. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting or adjourned meeting shall be valid

for all purposes. Any such objection made in due time shall be referred to the Chairman of the meeting, whose decision shall be final and conclusive.

56. Any minutes of resolutions and proceedings at general meetings made in one of the minute books of the Company, if signed by any person purporting to be the Chairman of the meeting to which it relates, or by any person present thereat and appointed by the directors to sign the same in his place, or by the Chairman of a subsequent meeting of the directors, shall be receivable as evidence of the facts therein stated.

VOTES OF MEMBERS

57. Subject to the provisions of Section 195 of the Act and of these articles and to any special terms as to voting upon which any share may be issued or may for the time being be held, on a show of hands, every member present in person or by proxy and entitled to vote shall have one vote and, upon a poll, every member present in person or by proxy and entitled to vote shall have one vote for every share held by him.

58. Any corporation holding shares conferring the right to vote may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any General Meeting of the Company or at any meeting of holders of any class of shares of the Company, as provided by Section 188 of the Act and such representative shall be entitled to exercise the

same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company. The directors may but shall not be obliged to require proof to their satisfaction of the appointment or authority of such representative to act.

59. In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register or in the case of persons entitled to a share by transmission the order in which their names were given in the notice to the Company of the fact of the transmission.

PROXIES AND VOTING UNDER POWER OF ATTORNEY

60. The instrument appointing a proxy shall be in writing under the hand of the person granting such proxy or his attorney duly authorised in writing or, if the appointor be a corporation, under the hand of an officer or attorney so authorised. The holder of a power of attorney from a member may, if so authorised by the power of attorney, vote for and represent such member at any meeting of the Company. In this article reference to in writing or authorised in writing shall include the use of electronic communication, subject to any terms and conditions decided on by the directors.

61. (a) A member may appoint more than one proxy to attend on the same occasion.

(b) A proxy:

(i) need not be a member of the Company;

(ii) shall be entitled to vote on a show of hands and on a poll.

62. Every instrument of proxy, whether for a specified meeting or otherwise, shall comply with Section 189 of the Act and subject thereto be in the form or to the effect following or in such other form as the directors may approve, and the directors may, if they think fit, send out with the notice of any meeting forms of instrument of proxy for use at the meeting:

" Shareholders who have not yet dematerialised their shares or who have dematerialised their shares with own name registration ("entitled shareholders") may appoint one or more proxies to attend, speak and vote or to abstain from voting in such shareholders' stead. The person so appointed need not be a member of the Company. This form of proxy is for the use of those entitled shareholders who wish to be so represented. Such entitled shareholders should complete this form of proxy in accordance with the instructions contained herein and return it to the office (insert physical and postal address) or the transfer secretary (insert name, physical and postal address) or to such other

address as is specified herein for that purpose, to be received by the time and date stipulated herein.

Shareholders who have dematerialised their shares (other than those with own name registrations) should provide their Central Securities Depositary Participant ("CSDP") or broker with their voting instructions in terms of the custody agreement entered into with their relevant CSDP or broker. Should such shareholders wish to attend the Annual General (or General or adjourned as the case may be) Meeting of the Company, they should inform their CSDP or broker timeously and request their CSDP or broker to issue them with the necessary authorisation to attend.

FORM OF PROXY

I/We .... (name in block letters)
of .... (address)

being the holder/s of .... shares in the issued share capital of the Company, do hereby appoint .... of .... or failing him .... of .... or failing him the Chairman of the Company or failing him the Chairman of the meeting as my/our proxy to vote for me/us and on my/our behalf at the Annual General (or General or adjourned as the case may be) Meeting of the Company to be held at ....

on the .... day of .... 20.... at (time appointed) or at any adjournment thereof.

I/We desire to vote as follows:-

	For	Against	Abstain
*Resolution No. 1			
*Resolution No. 2			

(Set out the numbers of the resolutions if more than 1)

*Mark with an X whichever is applicable. Unless otherwise directed, the proxy will vote or abstain as he thinks fit in respect of the member's total holding.

Signed at .... on .... 20....

Signature ....

Assisted by me (where applicable).................................."

63. (a) The power of attorney or form appointing a proxy which is not an electronic communication and the power of attorney or other authority (if any)

under which the form is signed or a notarially certified copy of such power or authority shall be deposited at the office or the transfer secretary or at such other place within South Africa as is specified for that purpose in the notice convening the meeting, not less than forty eight hours (or such lesser period as the directors may determine in relation to any particular meeting) before the time appointed for the holding of the meeting (including an adjourned meeting) at which the person named in the form proposes to vote, and in default the form of proxy shall not be treated as valid: Provided that if the member appointing a proxy is registered on a branch register kept at any branch or other office outside South Africa any instrument appointing a proxy and any power of attorney or other authority may be deposited as aforesaid at any such branch or other office at which he is registered. In determining the aforesaid period of forty eight hours, Saturdays, Sundays and public holidays shall not be taken into account.

(b) The power of attorney or form appointing a proxy which is an electronic communication, where an address has been specified for the purpose of receiving electronic communications in the notice convening the meeting or in the form itself, and the power of attorney or other authority (if any) under which the form is signed or a notarially certified copy of such power or authority shall be received at that specified address not less than forty eight hours (or such lesser period as the directors may determine in relation to any particular meeting) before the time appointed for the holding of the meeting (including an

adjourned meeting) at which the person named in the form proposes to vote, and in default the form of proxy shall not be treated as valid. In determining the aforesaid period of forty eight hours, Saturdays, Sundays and public holidays shall not be taken into account.

(c) No form appointing a proxy shall be valid after the expiration of six months from the date when it was signed, which shall include the signature in any form which the directors may require for the purpose of establishing the authenticity or integrity of an electronic communication, except at an adjourned meeting in cases where the meeting was originally held within six months from the aforesaid date, unless so specifically stated in the form itself.

64. If a branch register within the meaning of the Statutes is kept at a branch or other office of the Company outside South Africa, it shall not be necessary for any powers of attorney or forms appointing proxies, and the powers of attorney or other authorities (if any) under which they are signed, relating to members registered on such branch register to be received at the office of the Company designated in the notice convening the meeting before the time appointed for the meeting, provided that:

(i) the members appointing proxies shall lodge powers of attorney or the duly completed forms of proxy in accordance with the requirements of the last preceding article; and

(ii) the transfer secretary of the Company in that place shall communicate to the Company in South Africa by such means as the directors may from time to time direct, a summary of all the votes for and against each resolution represented by valid proxies duly accepted by them, and so that such communication shall be received by the Company before the time appointed for the meeting to commence.

65. A vote given in accordance with the terms of a power of attorney or form of proxy shall be valid notwithstanding the previous legal incapacity of the principal or revocation of the power of attorney or form of proxy or the transfer of the share in respect of which the vote is given, unless an intimation in writing of such legal incapacity or transfer shall have been received by the Company (at the office at which such power or form is registered) not less than forty-eight hours before commencement of the meeting or the taking of the poll at which the power or form is used. In this article reference to intimation in writing shall include the use of electronic communication, subject to any terms and conditions decided on by the directors.

DIRECTORS

66. (a) Until otherwise from time to time determined by the Company in general meeting, the number of directors shall be not less than four.

(b) The directors shall be entitled to such remuneration as a director as the Company by ordinary resolution in general meeting may from time to time determine, except that any director holding office for less than a year shall only be entitled to such remuneration in proportion to the period during which he has held office during the year.

67. Any director who serves on any executive or other committee or who devotes special attention to the business of the Company or who goes or resides outside South Africa for any purposes of the Company, or who otherwise performs services which, in the opinion of the directors, are outside the scope of the ordinary duties of a director, may be paid such extra remuneration, in addition to the remuneration to which he may be entitled as a director, as the directors may determine. The directors shall also be paid all their travelling and other expenses properly and necessarily expended by them in and about the business of the Company and in attending meetings of the directors or of committees of the directors or of the Company.

68. Without prejudice to the provisions for retirement by rotation or otherwise hereinafter contained, the office of a director shall be vacated in any of the events following, namely:

(i) if he becomes insolvent or assigns his estate for the benefit of his creditors, suspends payments generally, or compounds with his creditors, or files a petition for the surrender of his estate;

(ii) if he is found or becomes of unsound mind;

(iii) if he is requested in writing by all his co-directors to resign;

(iv) if he be removed by a resolution of the Company pursuant to Section 220 of the Act;

(v) if he shall pursuant to the provisions of the Statutes or by reason of any order made there under be prohibited from acting as a director;

(vi) if he resigns his office by notice in writing to the Company;

(vii) if he is absent from meetings of the directors for six consecutive months without leave of the directors otherwise than on the business of the Company and is not represented at any such meetings during such six consecutive months by an alternate director, and the directors resolve that his office be, by reason of such absence, vacated; provided that the directors shall have power to grant to any director not resident in South Africa leave of absence for any or an indefinite period.

In this article reference to requested or notice in writing shall include the use of electronic communication, subject to any terms and conditions decided on by the directors.

69. A director may hold any other office or position, including any executive office or position under Article 89, with the Company (except that of auditor) in conjunction with his office of director for such period and on such remuneration terms (in addition to the remuneration to which he may be entitled as a director) and otherwise as a disinterested quorum of the directors may determine.

70. A director of the Company may be or become a director or other officer of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested as shareholder or otherwise and (except insofar as otherwise decided by the directors), he shall not be accountable for any remuneration or other benefits received by him as a director or officer of or from his interest in such other company.

71. Any director may act by himself or through his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

72. A director who is in any way whether directly or indirectly interested in a contract or arrangement or proposed contract or arrangement with the

Company, shall declare the nature of his interest in accordance with Sections 234, 235, 237 and 238 of the Act.

73. Subject to Article 74 no director or intending director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any other office under or position with the Company or in any company promoted by the Company or in which the Company is interested or in respect of professional services rendered or to be rendered by such director or as vendor, purchaser or in any other manner whatever, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any director is in any way interested be liable to be avoided, nor shall any director so contracting or being so interested be liable to account to the Company for any profit realised by any such appointment, contract or arrangement by reason of such director holding the office or of the fiduciary relationship thereby established.

74. (a) A director shall not vote nor be counted in the quorum and if he shall do so his vote shall not be counted on any resolution for his own appointment to any other office under or position with the Company or in respect of any contract or arrangement in which he is interested, but this prohibition shall not apply to:

(i) any arrangement for giving to any director any security or indemnity in respect of money lent by him to or obligations undertaken by him for the benefit of the Company, or

(ii) any arrangement for the giving by the Company of any security to a third party in respect of a debt or obligation of the Company which the director has himself guaranteed or secured; or

(iii) any contract by a director to subscribe for or underwrite shares or debentures of the Company; or

(iv) any contract or arrangement with a company in which he is interested by reason only of being a director, officer, creditor or member of such company;

provided that these prohibitions may at any time be suspended or relaxed to any extent either generally, or in respect of any particular contract or arrangement, by the Company in general meeting.

(b) Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more directors to offices or employments with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each director separately and in such cases each of the directors

concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

(c) If any question shall arise at any meeting as to the entitlement of any directors to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to any other director shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed.

75. The directors may exercise the voting powers conferred by the shares in any other company held or owned by the Company in such manner in all respects as they think fit, including the exercise thereof in favour of any resolution appointing themselves or any of them to be directors or officers of such other company or voting or providing for the payment of remuneration to the directors or officers of such other company.

ALTERNATE DIRECTORS

76. Each director may appoint either another director or any person approved for that purpose by a resolution of the directors to act as alternate director in his place and during his absence and may at his discretion remove such alternate director. A person so appointed shall, except as regards power to appoint an alternate, and remuneration, be subject in all respects to the terms and

conditions existing with reference to the other directors of the Company, and each alternate director, whilst so acting, shall be entitled to receive notices of all meetings of the directors or of any committee of the directors of which his appointor is a member, and to attend and vote at any such meeting at which his appointor is a member, and to attend and vote at any such meeting at which his appointor is not personally present and he shall generally be entitled to exercise and discharge all the functions, powers and duties of his appointor in such appointor's absence as if he were a director. Any director acting as alternate shall (in addition to his own vote) have a vote for each director for whom he acts as alternate. An alternate director shall ipso facto cease to be an alternate director if his appointor ceases for any reason to be a director, provided that if any director retires by rotation or otherwise but is re-elected at the same meeting, any appointment made by him pursuant to this article which was in force immediately before his retirement shall remain in force as though he had not retired. Any appointment or removal of an alternate director shall be effected by instrument in writing delivered at the office and signed by the appointor. The remuneration of an alternate director shall be payable only out of the remuneration payable to the director appointing him and he shall have no claim against the Company for his remuneration. In this article reference to in writing shall include the use of electronic communication, subject to any terms and conditions decided on by the directors.

RETIREMENT OF DIRECTORS IN ROTATION

77. Subject to Article 90 at every Annual General Meeting one-third of the directors for the time being or if their number is not a multiple of three, then the number nearest to but not less than one-third shall retire from office. The directors so to retire at every Annual General Meeting shall be those who have been longest in office since their last election, but as between persons who become or were last elected directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot; provided that notwithstanding anything herein contained, if at the date of any Annual General Meeting any director shall have held office for a period of three years since his last election or appointment, he shall retire at such meeting either as one of the directors to retire in pursuance of the aforegoing or additionally thereto. The length of time a director has been in office shall be computed from his last election, appointment or date upon which he was deemed re-elected. A director retiring at a meeting shall retain office until the close or adjournment of the meeting.

78. Retiring directors shall be eligible for re-election but no person, other than a director retiring at the meeting, shall, unless recommended by the directors, be eligible for election to the office of a director at any General Meeting unless not more than thirteen but at least six clear days before the day appointed for the meeting, there shall have been left at the office or any branch or other office outside South Africa, a notice in writing by some member duly qualified to be

present and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected (so that the period of days shall not include the day on which the notices are left at the office or the day appointed for the meeting). In this article reference to notice in writing shall include the use of electronic communication, subject to any terms and conditions decided on by the directors.

79. Subject to Article 78 the Company at the meeting at which a director retires in manner aforesaid, may fill the vacated office by electing a person thereto and in default the retiring director, if willing to continue to act, shall be deemed to have been re-elected, unless at such meeting it is expressly resolved not to fill such vacated office, or unless a resolution for the re-election of such director shall have been put to the meeting and lost.

80. The Company may in general meeting (but subject to the provisions of Article 78) elect any person to be a director either to fill a casual vacancy or as an additional director, but so that the total number of directors shall not exceed at any time any maximum number fixed in accordance with these articles. The Company in general meeting may also from time to time increase or reduce the number of directors and may also determine in what rotation such increased or reduced number is to go out of office.

81. The validity of the appointment of any director shall not be affected by a failure to comply with Section 211(3) of the Act.

POWERS OF DIRECTORS

82. The directors on behalf of the Company may pay a gratuity or pension or allowance on retirement or other benefit to any director or ex-director or other officer or employee of the Company, its holding company (if any) or any subsidiary of the Company whether or not he has held any other salaried office under or position with the Company or to his widow or dependants and make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance or life assurance or other benefits.

83. The directors may take all steps that may be necessary or expedient in order to enable the shares, debentures or other securities of the Company to be introduced into and dealt with in any country or state and to procure the same to be recognised by and specially quoted upon any Stock Exchange or Bourse in any country or state and may accept responsibility for and pay and discharge all taxes, duties, fees, expenses or other sums which may be payable in relation to any of the matters aforesaid and may subscribe to and comply with the laws and regulations of any such country or state and the rules or regulations of any such Stock Exchange or Bourse.

FILLING OF CASUAL VACANCY OR ADDING TO EXISTING BOARD POWERS

84. Without prejudice to the powers of the Company in general meeting in pursuance of any of the provisions of these articles to appoint any person to be a director, the directors shall have power at any time and from time to time to appoint any person to be a director, either to fill a casual vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed any maximum number fixed by or in accordance with these articles. Any director so appointed shall hold office only until the next following Annual General Meeting and shall then be eligible for re-election but shall not be taken into account in determining the directors who are to retire by rotation at such meeting.

BORROWING POWERS

85. (a) The Company may create and issue secured or unsecured debentures and subject to the listings requirements of any Stock Exchange on which the shares of any holding company of the Company are listed or quoted and to any regulations from time to time made by the Company in general meeting, the directors may raise or borrow from time to time for the purposes of the Company or secure the payment of such sums as they think fit and may secure the repayment or payment of any such sums by bond, mortgage or charge upon all or any of the property or assets of the Company or by the issue of debentures

or otherwise as they may think fit, and may make such regulations regarding the transfer of debentures, the issuing of certificates therefor (subject always to Article 13) and all such other matters incidental to debentures as they may think fit: Provided that no special privileges as to allotment of shares in the Company, attending and voting at general meetings, appointment of directors or otherwise, shall be given to the holders of debentures of the Company save with the sanction of the Company in general meeting.

(b) The Company may issue guarantees in order to secure obligations and loans, including but not limited to loans to subsidiaries.

LOCAL BOARDS, AGENTS AND COMMITTEES OF THE BOARD

86. The directors may establish any local boards or agencies in South Africa or elsewhere for managing any of the affairs of the Company and may appoint any persons to be members of such local boards, or any managers or agents and may fix their remuneration, and may delegate to any local board, manager or agent any of the powers, authorities and discretions vested in the directors with power to sub-delegate, and may authorise the members of any local board or any of them to fill any vacancies therein and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the directors may think fit, and the directors may remove any person so appointed and may annul or vary any such delegation, but no person

dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

87. The directors may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the directors, to be the attorney or agent of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him or them.

88. The directors may delegate any of their powers to an executive or other committee whether consisting of a member or members of their body or not as they think fit. Any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed on it by the directors and any such regulations may authorise the appointment of sub-committees.

EXECUTIVE DIRECTORS

89. The directors may from time to time appoint one or more of their body to be Chief Executive Officer, Chief Operating Officer, Executive Director (with or without specific designation) Senior Vice President, Vice President or General Manager of the Company or to other executive office with the Company as the directors shall think fit, and may from time to time remove or dismiss him or them from office and appoint another or others in his or their place or places.

90. Subject to any provisions either in these articles or in the contract under which he is appointed any director appointed to any position or executive office pursuant to Article 89 shall not, while he continues to hold that position or office under a contract for a term of years (which provides for him to be exempted from retirement by rotation during such term of years) be subject to retirement by rotation during the currency of such contract and he shall not, in such case, be taken into account in determining the rotation of retirement of directors but he shall be subject to the same removal terms as the other directors of the Company and, if he ceases to hold office as director, his appointment to such position or executive office shall ipso facto and immediately be terminated but without prejudice to any claims or damages which may accrue under any such contract in respect of such termination: Provided that the directors shall not appoint any director to any position or executive office under a contract as aforesaid which provides for him to be so exempted, if at the time of such

appointment under such contract the effect of such exemption would be to cause one-half or more of the directors to be exempt from retirement by rotation.

91. The directors may from time to time entrust to and confer upon a director appointed to any position or executive office under Article 89 such of the powers exercisable under these articles by the directors as they think fit, and may confer such powers for such time, and to be exercised for such objects and purposes and upon such terms and conditions and with such restrictions, as they think expedient, and they may confer such powers either collaterally with or to the exclusion of and in substitution for all or any of the powers of the directors in that behalf, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

PROCEEDINGS OF DIRECTORS AND COMMITTEES

92. The directors may meet for the dispatch of business, adjourn, and otherwise regulate their meetings and the convening of their meetings as they think fit, and may determine the quorum necessary for the transaction of business. Until otherwise determined by the directors, two directors shall form a quorum. A director may at any time and the secretary, upon the request of a director, shall at any time convene a meeting of the directors. A director who is not in South Africa, shall not be entitled to notice of any meeting, but it shall be given to his alternate, if any, unless such alternate is also absent from South Africa.

93. The continuing directors may act notwithstanding any vacancy in their body, but if and so long as their number be reduced below the minimum number fixed by or in accordance with these articles, they may act only for the purpose of filling up vacancies in their body or of summoning general meetings of the Company but not for any other purpose, and may act for either of the purposes aforesaid whether or not their number be reduced below the minimum number fixed by or in accordance with these articles as a quorum.

94. The directors may elect a Chairman and a Deputy Chairman (to act in the absence of the Chairman) of their meetings and determine the period for which they are to hold office, which period shall not exceed one year, but if no such Chairman or Deputy Chairman is elected or if at any meeting the Chairman or Deputy Chairman be not present within five minutes after the time appointed for holding the same, the directors present shall choose one of their number present to be Chairman at such meeting.

95. Questions arising at any meeting shall be decided by a majority of votes, and in case of an equality of votes the Chairman shall have a second or casting vote, provided that should the quorum be two and should only two directors be present at the meeting, the Chairman shall not have a casting vote.

96. A meeting of the directors at which a quorum is present shall be competent to exercise all or any of the powers, authorities and discretions by or under these articles for the time being vested in or exercisable by the directors generally.

97. A resolution in writing signed by the directors who may be present in South Africa at the time when such resolution is signed by the first of such directors, being a majority of the directors for the time being in office and not less than are sufficient to form a quorum, shall be as valid and effectual as if it had been passed at a meeting of the directors duly called and constituted; provided that where a director is not so present, but has an alternate who is so present, then such resolution must also be signed by such alternate. All such resolutions shall be described as "directors' resolutions" and shall be forwarded or otherwise delivered to the secretary without delay, and shall be recorded by him in the Company's minute book and noted at the meeting of the directors next following the receipt thereof by him. A directors' resolution (unless signed by all the directors or their alternates) shall be inoperative if it shall purport to authorise or to do any act which a meeting of the directors has decided shall not be authorised or done, until confirmed by a meeting of the directors. In this article reference to in writing shall include the use of electronic communication, subject to any terms and conditions decided on by the directors and reference to signed shall include signature in any form which the directors may require for the purpose of establishing the authenticity or integrity of an electronic communication.

98. The meetings and proceedings of any committee of directors consisting of two or more members, shall be governed by the provisions herein contained for regulating the meetings and proceedings of directors so far as the same are applicable thereto and are not superseded by any regulations made or imposed by the directors.

99. All acts done by the directors or by a committee of directors or by any person acting as a director or a member of a committee, shall, notwithstanding that it shall afterwards be discovered that there was some defect in the appointment of the directors or persons acting aforesaid, or that they or any of them were disqualified from or had vacated office, shall be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or member of such committee.

SECRETARY

100. Subject to the provisions of Section 268A of the Act, the secretary (which may be a body corporate or a partnership complying with the requirements of the Act) shall be appointed by the directors for such term, at such remuneration and upon such conditions as they may think fit and any secretary so appointed may be removed by the directors. A provision of the Statutes or these articles requiring or authorising a thing to be done by or to a director and the secretary

shall not be satisfied by its being done by or to the same person acting both as director and as, or in place of, the secretary.

AUTHENTICATION OF DOCUMENTS

101. Any director or the secretary or any person appointed by the directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the directors, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the office the local manager or other officer of the Company having the custody thereof shall be deemed to be the person appointed by the directors aforesaid.

102. A document purporting to be a copy of a resolution of the directors or an extract from the minutes of a meeting of the directors which is certified as such in accordance with the provisions of Article 101 shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such extract is a true and accurate record of a duly constituted meeting of the directors.

DIVIDENDS

103. The Company in general meeting or the directors may from time to time declare a dividend to be paid to the members according to their respective rights and interest in proportion to the number of shares held by them in each class in respect whereof the dividend is payable; but if any share be issued on terms providing that it shall rank for dividend as from a particular date or for all dividends declared after a particular date, such share shall rank for dividend accordingly.

104. A dividend may be declared out of the profits or reserves of the Company, whether realised or unrealised, whether of a revenue or a capital nature and whether designated distributions or not, and no dividend shall carry interest as against the Company, except as otherwise provided under the conditions of issue of the shares in respect of which such dividend is payable. Dividends may be declared either free of or subject to the deduction of income tax and any other tax or duty in respect of which the Company may be chargeable.

105. The Company in general meeting or the directors may from time to time pay to the members such interim dividends as appear to the directors to be justified by the position of the Company. The directors may also pay the fixed dividend payable on any preference share of the Company half-yearly or otherwise on

fixed dates whenever such position in the opinion of the directors justifies that course.

106. Dividends shall be declared payable to members registered as such on a date (the record date) which is fifteen trading days (or such other number of trading days as may accord from time to time with the listings requirements of any Stock Exchange on which the shares of the Company are listed or quoted) after the date of declaration of the dividend, so that the period shall not include Sundays, Saturdays, public holidays or any other day on which such Stock Exchange is closed. The declaration and finalisation of dividends (or the decision not to declare a dividend) shall be announced, notice to members shall be given, the last day on which the share trades cum-dividend shall be determined and the payment of dividends shall be effected, all in accordance with the listings requirements of such Stock Exchange.

107. No larger dividend shall be declared by the Company in general meeting than is recommended by the directors; but the Company in general meeting may declare a smaller dividend.

108. All unclaimed dividends may be invested or otherwise made use of by the directors for the benefit of the Company until claimed: Provided that the directors may cause any such dividend unclaimed for a period of three years

(from the due date for payment thereof) to be forfeited for the benefit of the Company.

109. Any dividend, interest or other sum payable in cash to a member may be paid by cheque or warrant sent through the post addressed to the member at his registered address or, in the case of joint holders, addressed to the holder whose name stands first on the register in respect of the share at his registered address, or addressed to such person and at such address as the holder or joint holders may in writing direct, or by electronic transfer into the bank account nominated by the holder or, in the case of joint holders, into the bank account nominated by the holder whose name stands first in the register in respect of the share. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the person to whom it is addressed and shall be sent at the risk of the holder or joint holders. Every such electronic transfer shall be made at the risk of the holder or joint holders. The Company shall not be responsible for the loss in transmission of any cheque or warrant or of any document (whether similar to a cheque or warrant or not) sent through the post as aforesaid or for the loss or misdirection of any electronic transfer. Payment of any such cheque or warrant, or the making of such electronic transfer, to whomsoever effected, shall be a good discharge to the Company. In this article reference to in writing shall include the use of electronic communication, subject to any terms and conditions decided on by the directors.

110. Any dividend may be paid and satisfied, either wholly or in part, by the distribution of specific assets, or in paid-up shares, debentures or securities of the Company or of any other company, or in cash, or in any one or more of such ways as the directors or the Company in general meeting may at the time of declaring the dividend determine and direct, and where any difficulty arises in regard to such distribution the directors may settle the same as they think expedient and in particular may fix the value for distribution of such specific assets and may determine that cash payments shall be made to any member upon the footing of the value so fixed in order to secure equality of distribution and may vest any such assets in trustees upon such trusts for the persons entitled to the dividend as may seem expedient to the directors.

111. The directors may from time to time make such regulations as they may think fit in regard to the payment of dividends to members having registered addresses outside South Africa, and such regulations may provide for the payment of such dividends in any foreign currency and the rate of exchange at which such payment shall be made and such other matters as the directors may think fit.

RESERVES

112. The directors may before recommending any dividend whether preferential or otherwise, set aside out of the profits of the Company such sum as they think proper as reserves which shall, at the discretion of the directors be applicable for

any purpose to which the profits of the Company may be properly applied and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the directors may from time to time think fit. The directors may also without placing the same to reserve, carry forward any profits which they may think prudent not to declare as a dividend.

CAPITALISATION OR DISTRIBUTION OF PROFITS

113. The Company in general meeting may upon the recommendation of the directors at any time and from time to time resolve that it is desirable to capitalise all or any part of the amount for the time being standing to the credit of any of the Company's reserves or of any share premium account or capital redemption reserve fund or to the credit of the income statement or otherwise available for distribution and not required for the payment of the fixed dividends on any preference shares of the Company, and accordingly that such amount be set free for distribution among the members or any class of members who would be entitled thereto if distributed by way of dividend and in the same proportions on the footing that the same be not paid in cash but either be applied in paying up unissued shares of the Company to be issued to such members as fully paid capitalisation shares having a par value or be transferred to the

Company's stated capital and be applied in distributing to such members shares of no par value.

DIRECTORS POWERS ON CAPITALISATION OR DISTRIBUTION OF PROFITS

114. If any difficulty arises in regard to any distribution under Article 113, the directors may settle the same as they think it expedient. They may make all appropriations and applications of the profits or sum resolved to be capitalised thereby, and all allotments and issues of shares or debentures, if any, and generally shall do all acts and things required to give effect thereto, with full power to the directors to provide that fractions shall be ignored altogether, or by payment in cash or otherwise, as they think fit, in the case of shares or debentures becoming distributable in fractions. The directors may also appoint any person to enter, on behalf of all members entitled to the benefit of such appropriations and applications or to participate in such distribution, into any contract requisite or convenient for giving effect thereto, and such appointment and contract made under such appointment shall be effective and binding on all such members.

PAYMENTS TO MEMBERS

115. Notwithstanding the provisions of Articles 103 to 114 both inclusive, insofar as they relate to payments of dividends or distributions to members, the Company may from time to time, subject to the provisions of the Statutes and the listings

requirements of any Stock Exchange on which the shares or debentures of the Company are listed or quoted, make payments to members.

SHARE CAPITAL, STATED CAPITAL AND SHARE PREMIUM ACCOUNT, RESERVES AND CAPITAL REDEMPTION RESERVE FUND

116. Without derogating from the provisions of Article 115, the Company by ordinary resolution in general meeting or the directors may from time to time, subject to any requirements which may be imposed by the Statutes, distribute all or any part of the amount for the time being standing to the credit of or deal with, in any way recommended by the directors or authorised by the Statutes, any share capital, stated capital or share premium account, any reserves or any capital redemption reserve fund of the Company, save that the provisions of this article shall not apply in respect of any action properly taken by the Company in terms of Sections 76(3) or 98(4) of the Act.

ACCOUNTS

117. The directors shall cause to be kept such accounting records and books of account as are prescribed by the Statutes.

118. The accounting records shall be kept at the office or (subject to the provisions of Section 284 of the Act) at such other place as the directors think fit, and shall at all times be open to inspection by the directors. Except as provided by the

Statutes or by the authority of the directors no member (other than a director) shall have any right to inspect any accounting record book, account or document of the Company.

119. The directors shall, in accordance with Sections 286 and 288 of the Act, cause to be prepared and laid before the Company in annual general meeting such annual financial statements, group annual financial statements and group reports (if any) as are referred in those sections and shall, in accordance with Section 303 of the Act, prepare or cause to be prepared interim reports.

120. Subject to the provisions of the Statutes, a copy of the annual financial statements, group annual financial statements and group reports referred to in Article 119 shall be delivered or sent by post to the registered address of each member and debenture holder, to the disclosed address of each beneficial holder and to the Registrar (and at the same time there shall be forwarded to the secretary or other proper officer of any Stock Exchange on which any shares of the Company are listed or quoted, such number of copies of such documents as for the time being may be required under its regulations or practice) at least twenty-one clear days before the Annual General Meeting, so that such period shall not include the day on which such documents are delivered or sent, or deemed to be delivered or sent, or the day on which the meeting is to be held: Provided that this article shall not require a copy of the said documents to be sent to any person who is not entitled to receive notice of general meetings of

the Company or of whose address the Company is not aware, or to more than one of the joint holders of any shares or debentures. Subject to the provisions of the Statutes, a copy of the interim reports referred to in the last preceding article shall be delivered or sent by post as aforesaid to the registered address of each member and debenture holder, to the disclosed address of each beneficial holder and to the Registrar (and at the same time there shall be forwarded as aforesaid, such number of copies of such documents as for the time being may be required under such Stock Exchange's regulations or practice). In this article reference to sent, delivered or forwarded shall include the use of electronic communication and publication on a web site in accordance with any applicable provision in the Statutes or any other applicable rules or requirements.

AUDITORS

121. Auditors shall be appointed and their duties regulated in accordance with the provisions of the Statutes.

122. Subject to the provisions of the Statutes, all acts done by any person acting as auditor, shall, as regards all persons dealing in good faith with the Company, be valid notwithstanding that there was some defect in his appointment.

123. All annual financial statements when audited and laid before an Annual General Meeting shall be deemed conclusively correct, and shall not be re-opened.

NOTICES

124. Any notice or other document may be served by the Company upon any member or beneficial holder either personally or by sending it through the post in a prepaid letter, envelope or wrapper, addressed to such member or beneficial holder at his registered address or to such beneficial holder at his address which has been disclosed to the Company and has been recorded in the Company's register of such disclosures: Provided that if the Company is prevented through circumstances beyond its control from so giving notice, then notice may be given by advertisement. Should it be necessary to give notice by advertisement, such notice shall, subject to the provisions of the Statutes, be given by advertisement in the Gazette and a daily newspaper circulating in the district in which the office is situated and by publication through the Stock Exchange News Service of the JSE Securities Exchange, South Africa: Provided that where a branch register or transfer office has been established, such advertisement shall also be inserted in a daily newspaper circulating in the district in which such branch register or transfer office is located. Any member or beneficial holder described in the register of members or register of disclosures by an address not within South Africa or any country where a branch register is kept, who shall from time to time give to the Company an address within South Africa or such country at which notices may be served upon him, shall be entitled to have notices served upon him at such address. Save as aforesaid and as provided by the Statutes, no member or beneficial

holder not described in the register of members or register of disclosures by an address within South Africa or any country where a branch register is kept, shall be entitled to receive any notice from the Company. Any notice to members and beneficial holders shall at the same time be given to the auditors of the Company and the secretary or other proper official of any Stock Exchange on which the shares of the Company are listed or quoted, in accordance with the listings requirements of such Stock Exchange. In this article reference to sending, given or sent shall include the use of electronic communication and publication on a website in accordance with any applicable provision in the Statutes or any other applicable rules or requirements.

125. In the case of joint holders of a share, all notices shall unless such holders otherwise in writing direct and the directors agree, be given to that one of the joint holders whose name stands first in the register, and notice so given shall be sufficient notice to all the joint holders. In this article reference to in writing shall include the use of electronic communication, subject to any terms and conditions decided on by the directors.

126. Any notice or other document, if served by post, shall be deemed to have been served at the time when the same was put in the post, and in proving such service it shall be sufficient to prove that the notice or document was properly addressed, stamped and put in the post. Any notice sent by the Company using electronic communication or publication on a website shall be deemed to have

been served on the day on which it was sent. Proof that a notice contained in an electronic communication or published on a website was sent in accordance with guidelines determined from time to time by the directors shall be conclusive evidence that the notice was given.

127. Every person who, by operation of law, transfer or other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which, previously to his name and address being entered on the register, shall have been given to the person from whom he derived his title to such share. Alternatively, a person who becomes so entitled to any share, and who proves this to the reasonable satisfaction of the directors, may give the Company an address for the purposes of receiving electronic communications. If this is done, notices may be sent to that person at that address, but this will be at the absolute discretion of the directors.

128. Any notice or other document delivered or sent using electronic communication or publication on a website or by post or left at the registered address of any member or the disclosed address of any beneficial holder in pursuance of these articles shall, notwithstanding that such member or beneficial holder be then under legal incapacity, and whether or not the Company has notice of his legal incapacity, be deemed to have been duly served in respect of any share registered in the name of such member or any security in respect of which such beneficial holder has or is deemed to have a beneficial interest as a sole or joint

holder unless his name shall at the time of the service of the notice or document have been removed from the relevant register as the holder of the share or other security; and such service shall for all purposes of these articles be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share or other security.

129. Save as otherwise expressly provided, where a given number of days notice, or notice extending over any period, is required to be given, the day of service shall not, unless it is otherwise provided, be counted in such number of days or other period.

130. The signature to any notice to be given by the Company may be in writing. In this article reference to in writing shall include the use of electronic communication, subject to any terms and conditions decided on by the director and reference to signature shall include in any form which the directors may decide for the purpose of establishing the authenticity or integrity of an electronic communication.

WINDING UP

131. If the Company shall be wound up the liquidator may, with the sanction of a special resolution of the members divide among the members in specie or kind the whole or any part of the assets of the Company and may for such purpose set such value as he deems fair upon any asset and may determine how the

division shall be carried out as between the members or different classes of members. The liquidator may with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the members or any of them as the liquidator, with the like sanction, shall think fit. Any such resolution may provide for and sanction a distribution of any specific assets amongst different classes of members otherwise than in accordance with their existing rights, but each member shall in that event have a right of dissent and other ancillary rights in the same manner as if such resolution were a special resolution passed pursuant to Section 390 of the Act.

INDEMNITY

132. Subject to the provisions of Section 247 of the Act:

(i) every director, manager, secretary and officer of the Company shall be indemnified out of the funds of the Company against all liabilities incurred by him as such director, manager, secretary or officer in defending any proceedings, whether civil or criminal, in which judgment is given in his favour, or in which he is acquitted, or in connection with any application under Section 248 of the Act in which relief is granted to him by the Court; and

(ii) every such person aforesaid shall be indemnified by the Company against and it shall be the duty of the directors out of the funds of the Company to

pay all costs, losses and expenses which any such person may incur or become liable to by reason of any contract entered into or act or deed done by him as such director, secretary, manager or officer of the Company or in any way in the discharge of his duties.

133. Subject to the provisions of the Statutes, no director, manager, secretary or officer or servant of the Company shall be liable for the acts, receipts, neglects, or defaults of any other director, manager, secretary or officer or servant, or for joining in any receipt or other act for conformity, or for loss or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the directors for and on behalf of the Company, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested, or for any loss or damage arising from the insolvency or delict of any person with whom any moneys, securities or effects shall be deposited, or for any loss or damage occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune whatsoever which shall happen in the execution of his duties of office or in relation thereto, unless the same happen through his own dishonesty.